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                              October 18, 2023

       Dekui Liu
       Chief Executive Officer
       INNO HOLDINGS INC.
       2465 Farm Market 359 South
       Brookshire, TX 77423

                                                        Re: INNO HOLDINGS INC.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 4,
2023
                                                            File No. 333-273429

       Dear Dekui Liu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed October 4,
2023

       Capitalization, page 39

   1. We note your updated capitalization table in response to prior comment 2. Please also revise the caption for
ordinary shares in the table to present correct share amount on a pro forma basis.
       Executive Compensation, page 84

   2. Please update the disclosure in this section to include compensation information for the most recently completed
fiscal year.
       Exhibits

   3. We note the reference in section 2.1 of the agreement filed as Exhibit 10.2 to "Appendix I
 Dekui Liu
INNO HOLDINGS INC.
October 18, 2023
Page 2
      attached hereto;" however the appendix is missing. Please revise accordingly.
       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameDekui Liu
                                                          Division of
Corporation Finance
Comapany NameINNO HOLDINGS INC.
                                                          Office of
Manufacturing
October 18, 2023 Page 2
cc:       Michael J. Blankenship
FirstName LastName